July 12, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Katherine Wray, Staff Attorney

Matthew Derby, Staff Attorney

Re: PARETEUM Corp.

Registration Statement on Form S-3

Filed June 12, 2018

File No. 333-225574

Ladies and Gentlemen:

On behalf of Pareteum Corporation (the “Company”), please accept this letter as the Company’s response to the comments of the reviewing Staff of the Securities and Exchange Commission (the “Staff”) in connection with the above-referenced submission as set forth in the comment letter of July 9, 2018. For ease of reference, the Staff’s comments are repeated below and are followed by the Company’s responses, in italics.

Form S-3

General

1.       We note that you are registering the resale of shares of common stock underlying warrants that were issued to certain investors in an unregistered offering in December 2017. You disclose that you concurrently conducted a registered direct offering of common stock to these same investors. Please provide us with your analysis as to whether the December 2017 concurrent registered and unregistered offerings should be integrated, and whether the investors were solicited by means of the registration statement or some other means. Refer to SEC Release No. 33-8828.

Response:

The 2017 concurrent registered and unregistered offerings should not be integrated.

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As the SEC has stated in Release No. 33-8828 (emphasis added):

the filing of a registration statement does not, per se, eliminate a company’s ability to conduct a concurrent private offering, whether it is commenced before or after the filing of the registration statement. Further, the determination as to whether the filing of the registration statement should be considered to be a general solicitation or general advertising that would affect the availability of the Section 4(2) exemption for such a concurrent unregistered offering should be based on a consideration of whether the investors in the private placement were solicited by the registration statement or through some other means that would otherwise not foreclose the availability of the Section 4(2) exemption. This analysis should not focus exclusively on the nature of the investors, such as whether they are “qualified institutional buyers” as defined in Securities Act Rule 144A or institutional accredited investors, or the number of such investors participating in the offering; instead, companies and their counsel should analyze whether the offering is exempt under Section 4(2) on its own, including whether securities were offered and sold to the private placement investors through the means of a general solicitation in the form of the registration statement. For example, if a company files a registration statement and then seeks to offer and sell securities without registration to an investor that became interested in the purportedly private offering by means of the registration statement, then the Section 4(2) exemption would not be available for that offering. On the other hand, if the prospective private placement investor became interested in the concurrent private placement through some means other than the registration statement that did not involve a general solicitation and otherwise was consistent with Section 4(2), such as through a substantive, pre-existing relationship with the company or direct contact by the company or its agents outside of the public offering effort, then the prior filing of the registration statement generally would not impact the potential availability of the Section 4(2) exemption for that private placement and the private placement could be conducted while the registration statement for the public offering was on file with the Commission.

The investors for the Company’s private placement of warrants were not solicited through the Company’s registration statement, but rather were contacted by Dawson James Securities, Inc., who has a preexisting relationship with such investors and served as the Company’s placement agent for the offering, outside of the public offering effort.

2.       For your December 2017 registered offering of common stock, you appear to have relied upon General Instruction I.B.6 to Form S-3, which limits the amount of securities you may sell by requiring that the aggregate market value of securities sold by the company pursuant to Instruction I.B.6. during the 12-month period prior to, and including, the sale is no more than one-third of the aggregate market value of your common equity held by non-affiliates. In this regard, we note that your prospectus supplement to Form S- 3 (file no. 333-213575) filed on December 1, 2017, relating to your offering of 7,151,146 shares of common stock, discloses that as of the date of filing, the aggregate market value of your outstanding common equity held by non-affiliates was approximately $41,416,576 and that you had sold $13,003,957 in securities pursuant to General Instruction I.B.6 during the prior 12-calendar month period. Please provide us with a detailed analysis regarding whether your December 2017 registered offering was, and whether the resale offering you are currently seeking to register is, consistent with General Instruction I.B.6 to Form S-3. Refer to Securities Act Forms Compliance and Disclosure Interpretations 116.22 and 116.25 for guidance.

Response:

Compliance of December 2017 registered offering with General Instruction I.B.6 to Form S-3

The Company’s December 2017 registered offering was consistent with General Instruction I.B.6 to Form S-3 because the aggregate market value of securities sold by the Company pursuant to Instruction I.B.6. during the 12-month period prior to, and including, the sale was not more than one-third of the aggregate market value of the Company’s common equity held by non-affiliates.

The Company’s public float as of December 1, 2017 was equal to $41,416,576, based on 35,773,620 outstanding shares, 28,761,511 of which were held by non-affiliates, and a price of $1.44, which was the closing price of the common stock on October 2, 2017. One-third of such amount is equal to $13,805,525.

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The aggregate market value of securities sold by the Company pursuant to Instruction I.B.6. during the 12-month period prior to, and including, the sale was equal to $12,995,305, determined by adding the following amounts:

•	$6,579,054 for securities sold in December 2017 offering;
•	$1,569,750 for securities sold in October 2017 offering;
•	$3,500,001 for common stock sold in March 2017 offering; and
•	$1,346,500 for warrants sold in March 2017 offering.

The warrants sold in the March 2017 offering consisted of (i) 1,150,000 warrants that were exercised on July 17, 2017 pursuant to a warrant exercise agreement between the Company and the holders (see the Company’s 8-K filed on July 17, 2017); and (ii) 16,667 warrants that remained outstanding as of December 1, 2017.

The instructions to Form S-3 provide that, “in the case of derivative securities convertible into or exercisable for shares of the registrant’s common equity, registrants shall calculate the aggregate market value of any underlying equity shares in lieu of the market value of the derivative securities. The aggregate market value of the underlying equity shall be calculated by multiplying the maximum number of common equity shares into which the derivative securities are convertible or for which they are exercisable as of a date within 60 days prior to the date of sale, by the same per share market price of the registrant’s equity used for purposes of calculating the aggregate market value of the registrant’s outstanding voting and non-voting common equity pursuant to Instruction 1 to General Instruction I.B.6. If the derivative securities have been converted or exercised, the aggregate market value of the underlying equity shall be calculated by multiplying the actual number of shares into which the securities were converted or received upon exercise, by the market price of such shares on the date of conversion or exercise.”

The 16,667 warrants that remained outstanding as of December 1, 2017 would thus be valued at $24,000, based on a price of $1.44, which was the market price used for purposes of calculating the aggregate market value of the Company’s outstanding common equity pursuant to Instruction 1 to General Instruction I.B.6.

The 1,150,000 warrants that were exercised on July 17, 2017, would be valued at $1,322,500, based on the closing price of $1.15 on July 17, 2017.

The aggregate value of the warrants from the March 2017 offering is thus equal to $1,322,500 plus $24,000 equals $1,346,500.

The aggregate market value for securities sold by the Company pursuant to General Instruction I.B.6 during the 12 month period ending on the date of sale for the December 2017 offering was thus equal to $12,995,305. The aggregate market value of $13,003,957 disclosed in the prospectus supplement was a minor immaterial calculation error that does not affect the offering’s compliance with General Instruction I.B.6 of Form S-3

Compliance of resale offering with General Instruction I.B.6 to Form S-3

Securities Act Forms Compliance and Disclosure Interpretations116.25 provides that, when an issuer with less than $75 million in public float that is eligible to use Form S-3 for a primary offering in reliance on Instruction I.B.6, sells securities to the same investors, with a portion coming from a takedown from its shelf registration statement for which it is relying on Instruction I.B.6 and a portion coming from a separate private placement, such “issuer may not rely on Instruction I.B.3 to register the resale of the balance of the securities on Form S-3 unless it has sufficient capacity under Instruction I.B.6 to issue that amount of securities at the time of filing the resale registration statement.”

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As of June 12, 2018, the date the Company’s filed the S-3 for the resale offering, the Company’s public float was equal to $129,544,919, based on 54,815,195 shares outstanding, 52,875,477 of which were held by non-affiliates, and a price of $2.45, which was the closing price of the common stock on June 11, 2018.

Because at the time the Company filed its S-3 registration statement, the Company’s public float exceeded $75 million, the Company was not subject to the I.B.6 limitations and thus the resale offering has been made in compliance with General Instruction I.B.6.

3.       We note your Form 8-K filed June 7, 2018, disclosing your potential acquisition of Artilium plc. Please advise whether this acquisition is probable, and if so, tell us what the significance of this acquisition will be to your business for purposes of Rule 3-05(b)(4)(i) of Regulation S-X. In this regard, we note that if such acquisition will be more than 50% significant, it appears you would be required to include or incorporate by reference the information required by Rule 3-05 and Article 11 of Regulation S-X before your registration statement is declared effective. See Item 11(b)(i) of Form S-3, and Item 3-05(a)(i) and Article 11-01(a)(2) of Regulation S-X.

Response:

In determining whether financial statements would be required for the potential acquisition of Artilium plc (“Artilium”) disclosed in the Company’s Form 8-K filed June 7, 2018, the Company considered whether the proposed acquisition is “probable” within the meaning of Financial Reporting Manual (“FRM”) Section 2005.4. Under FRM Section 2005.4 an assessment of probability requires consideration of “all available facts.” The Company determined, based on all available facts, that such acquisition is not probable under Rule 3-05 of Regulation S-X. The factors considered by the Company to determine probability include the following:

(i)       Pareteum and Artilium have not entered into a formal stock purchase agreement, asset purchase agreement, intellectual property purchase agreement, or any similar such agreement by any other name;

(ii)       Pareteum stockholder approval is a condition precedent to the potential acquisition, and therefore Pareteum must obtain approval of the acquisition together with a share issuance proposal, from the Pareteum stockholders at the 2018 annual meeting of stockholders to be held on or about September 13, 2018;

(iii)       The High Court of Justice of England and Wales must approve the scheme of arrangement between Artilium and the Artilium Shareholders (the “Court-Approved Scheme”), and an official copy of such approval must be delivered to the Registrar of Companies in England and Wales.

(iv)       The Court-Approved Scheme must be approved by a vote of no less than 75% of Artilium shareholders entitled to vote on the Court-Approved Scheme, at a meeting convened by order of the High Court of Justice of England and Wales

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(v)       Resolutions in connection with, among other things, the approval of the Court-Approved Scheme, the amendment of Artilium’s articles of association and the approval of the management arrangement between Pareteum and Artilium, must pass a vote of the requisite majority of independent Artilium stockholders and

(vi)       NYSE American LLC must approve the listing of the “New Pareteum Shares,” which are shares of Pareteum common stock which Artilium shareholders would be entitled to receive under the terms of the acquisition.

Further, FRM 2005.4 notes that an acquisition may be probable where a registrant’s financial statements alone would not provide investors with adequate financial information. However, the Company believes its financials and associated notes provide the Pareteum investors with adequate financial information standing alone.

Based on the foregoing, the Company has determined that the potential acquisition of Artilium is not probable. Probability is a threshold factor as to the inclusion of information required by Rule 3-05 and Article 11 of Regulation S-X. The Company has determined that the acquisition is not probable, and the Company therefore limits its response to the issue of probability and does not respond to the Staff’s inquiry regarding significance for the purposes of Rule 3-05(b)(4)(i) at this time. Disclosure of the information required by Rule 3-05 and Article 11 of Regulation S-X is not required, and the Company should therefore be permitted to go effective upon receipt of Staff approval.

Very truly yours,

Darrin Ocasio Esq.

Cc: Pareteum Corporation

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